Maine Textiles International, LLC

A Maine LLC

http://www.mainedye.com

$100,000 MAXIMUM OFFERING
$30,000 MINIMUM OFFERING

OFFERING PRICE: $200 per Share
Common Equity Offered
$200 MINIMUM INVESTMENT

REGULATION CROWDFUNDING OFFERING

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REVIEW ALL RISK FACTORS CONTAINED IN THIS OFFERING MATERIAL.

GrowthFountain Capital LLC is acting as the funding portal in this offering of securities in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)). To participate in this offering, you must open an account at www.GrowthFountain.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document, or the completeness of any information contained herein or listed with the funding portal. These securities are being offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. GrowthFountain Capital LLC and its affiliates are not making any investment recommendation in connection with making this offering material available to you.

The date of this offering material being listed on the funding portal at www.GrowthFountain.com is Mon Jul 16 2018 15:54:19 GMT-0400 (Eastern Daylight Time)

OVERVIEW INFORMATION

Issuer Information

Name of issuer:

Maine Textiles International, LLC

Entity Form:

LLC

Jurisdiction of Organization:

Maine

Date of Organization:

2012-04-19

Physical address:

34 Spring Hill Rd. Saco Maine 04072

Website address:

http://www.mainedye.com

Intermediary Information

Intermediary:

GrowthFountain Capital, LLC

CIK Number:

0001668506

SEC File Number:

007-00028

CRD Number:

283380

Funding Portal Address:

www.GrowthFountain.com

Compensation to Intermediary:

6% of the closing amount raised + pass-through and registration fees

Ownership interest by Intermediary:

None

The Security Offering

Type of security offered:

Common Equity

Voting rights:

No

Minimum target number of securities being offered:

150

Price of security:

$200

Minimum target amount of offering:

$30,000

Oversubscription allowed:

Yes

Allocation method of oversubscription:

First Come First Serve

Maximum amount of offering:

$100,000

Deadline to reach target amount:

120 days from filing date

INTRODUCTORY NOTICES

Offering Made Pursuant To Regulation Crowdfunding

This offering material, including all the exhibits attached hereto (collectively, the "Material") describes the terms relating to an offer and sale of securities to qualified investors consistent with the rules and regulations of Regulation Crowdfunding (17 CFR §227). Maine Textiles International, LLC , a Maine LLC (the "Company"), is offering up to **500** shares of Common Equity (the "Shares") at an offering price of $200 per Share for a maximum aggregate offering price of $100,000

The Company has established a minimum offering of at least **150** Shares for a minimum aggregate offering price of $30,000 (the "Offering"). If the sum of the investment commitments does not equal or exceed this minimum target amount at the Offering deadline, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned, less any fees incurred, without accrued interest. There can be no assurance that the minimum number of the Shares offered will be subscribed for and therefore there is no guarantee that this Offering will be completed. The minimum subscription by an investor is a $200 investment. Each investor interested in participating in this Offering must register at www.GrowthFountain.com. The website GrowthFountain.com (the "Platform") is operated by GrowthFountain Capital LLC (the "Intermediary") which is registered with the U.S. Securities Exchange Commission (the "SEC") as a funding portal and is also a member of the Financial Industry Regulatory Authority (

"FINRA"). The Intermediary is the exclusive listing agent and funding portal for this Offering and is acting in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

Crowdfunding Investments Are Risky
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The securities being offered in this Offering are not insured by the Federal Deposit Insurance Corporation, are not guaranteed by any bank and may lose their entire value. The securities being offered will have transfer restrictions during the one-year period beginning when the Shares are issued. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

This Material contains significant additional disclosure of investment risks to be reviewed by each potential investor. Each investor should review all of the risks related to this Offering prior to making a commitment to invest in the Shares.

No Investment Advice is Being Provided
This Material contains statements by the Company which have not been independently verified. The Intermediary has not performed an independent assessment of any of these statements and the Intermediary is not providing any investment advice in connection with making this Material available on its Platform.
Some of the Company's statements in this Material may be forward-looking. Projections relating to the Company's future performance are subject to a high degree of uncertainty. Actual results can be expected to vary from the results projected and such variances may be material. Prospective investors must not to construe the contents of this Material as legal, business, tax or investment advice. Each investor in any securities should consult their own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.
These securities have not been recommended or reviewed by any federal or state securities commission or regulatory authority and these authorities have not passed upon the accuracy or adequacy of this Material. FINRA and the SEC do not pass upon the merits of any securities offered and they are not providing any endorsement or investment advice related to this Offering. The Shares are being offered under an exemption from registration;

however, the SEC has not made an independent determination that these securities are exempt from registration. There may be a risk that the Shares will fail to qualify for this exemption due to actions taken by the Company that are not properly disclosed. The Intermediary has not investigated or verified the information provided by the Company and neither has any regulatory authority, so each investor must perform their own assessment of the information contained in the Material prior to relying on the Company for its completeness and accuracy.

Changes Are Possible In Certain Circumstances

The Company reserves the right to modify any of the terms of the Offering at any time before the Offering closes. However, if any material changes are made, each investor will be notified and will be required to reconfirm their investment commitment within 5 days of such notice or their entire investment commitment shall be cancelled. Investors are also given the right to terminate an investment at any time prior to 48 hours from a notified closing date. Additional details on the procedures involved with this Offering are contained later in this Material. Additional information relating to this Offering, including communication channels allowing investors to pose questions and receive answers, is available through the Intermediary on the Platform at https://growthfountain.com/dyehousebuildout

Multiple Closings

If the Company reaches the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

DESCRIPTION OF THE ISSUER'S BUSINESS

The Company

Maine Textiles International, LLC , was organized on 2012-04-19 , as a Maine LLC The Company's headquarters is located 34 Spring Hill Rd. Saco Maine 04072 . The Company's website is http://www.mainedye.com .

Business Overview

Based on the investment that has been made to date and our commitment, Maine Dye has the potential to be a meaningful player in the re-shoring of textile manufacturing in the U.S. As an investor this is an opportunity for you to participate at the ground level. Decimated between 1990 and 2005 as the majority of textile manufacturing moved overseas, today the continued growth of U.S. textile manufacturing will support our families and communities as a portion of these jobs return home.   It is significant to note the following:

1.U.S. exports of textiles has increased 31% over the last 6 years.

2. The U.S. currently supports 229,000 textile manufacturing jobs. This represents 2% of all U.S. manufacturing jobs.

3. The U.S. industry is technologically advanced with more than $1.7 billion U.S. dollars invested in 2015 for capital improvements.

4. U.S. textiles remain globally competitive in selected, but critical areas of textile production including specialty dyeing of synthetic threads for life and safety uses, protective fabrics for multiple industries and recreational items.

5. The demand for dyed natural fibers for artisans and home furnishings is unrelenting; critical are themes such as domestic production and environmental responsibility including organic certification.

As an investor in the Dyehouse, you will be participating at the forefront of this trend and the return of textile manufacturing to the U.S.A. This offers investors the chance to earn a return from a project focused on community, the environment and technology. Maine Dye, as your partner will use your dollars to remain committed to investing in its people, new technology, the environment and improved outcomes. With the expertise of our growing management team, we are actively looking for new ways to provide our specialized services supporting domestic production in a manner that controls costs while providing superior value.

.

The co-founders, along with support from Friends and Family, have invested for 5 years in order to position the Dyehouse to expand into a multi-million-dollar community-based operation. We have an outstanding manufacturing facility, a re-focused sales plan and knowledge of our targeted markets. We have a strategy. All of these points are addressed in the Business Plan. As noted in "why should you invest?" today we need outside investor participation and the additional capital to sell faster and to take advantage of the growth opportunities. We project your investment will help us move from an average employee base of 16 individuals to 40 in 18 months, run 3 shifts daily and solidify our position in the market.

We offer one of the truly good Win/Win investment opportunities available to you.

Business Plan
Please refer to the copy of the Company's business plan which is attached as Exhibit A hereto.
Maine Dye (an organically certified dyehouse) is the story of a textile manufacturing operation in New England with 5-year sales growth from $0 in 2012 to just under $1.0 million in 2018. This small community- based business has created 16 new jobs with the immediate potential to grow to 40; has introduced new technology contributing to the revitalization of a textile sector; and represents the strong financial and emotional commitment of its founders, Ken and Claudia Raessler. As part of this evolving story, Maine Dye is now ready to have a larger group of individuals and businesses to participate, invest and ultimately benefit. These initial investors are absolutely critical right now and will be our "influencers" in the next phase of both domestic and international growth.   We fully expect some "influencers" to be old friends from the last five years (see 2013 video in this campaign), but many of you will be new and will want to support the growing management team in its objectives of building a sustainable textile manufacturing operation; the continued adding new technology, creating new jobs and ultimately.....a sharing in the profits as we begin to reach our financial goals over the next year.

The work of the Dyehouse is simple to understand yet challenging to implement in any environment. The objective is to correctly put color on yarn and threads for businesses supplying end-products to the textile market. This represents a critical step in any textile manufacturing supply chain and, so during our more poetic moments we claim we are "Putting the Color of Maine back into Textiles". The dyed yarns (synthetic and natural fibers) are used by our customers in products ranging from home textiles to industrial cordage. We assist our customers in developing their colors, applying those colors to a wide range of fibers and providing sampling for new product development.

MANAGEMENT & MATERIAL PERSONS

Specific biographical information on each of the Company's officers and members of its Board of Directors of is attached as Exhibit C. Exhibit C contains information on the last three years of employment and supplements the information summarized below. The Company has confirmed that no officer, director or 20% shareholder would cause a violation of Rule 503(a) of the Crowdfunding Regulations (17 CFR §227.503).

Number of Total Employees
Full time employees: 16
Part time employees: 3

Officers
The following information has been provided by the Company as true and correct regarding each of the Company's officers. For purposes of this Form C, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officer Name	Tenure	Title and Responsibilities
James McCain	2018-02-01	PFO PAO Chief Financial Officer
Ken Raessler	2017-07-01	CEO President

Board of Directors
The following information has been provided by the Company as true and correct regarding each of the Company's directors (and any person performing a similar function):

Director Name	Dates of Board Service (Year Begin)	Principal Occupation + Employer & Start Date

Claudia Raessler	2018-05-01	Attorney - Self Employed Legal 2010-01-01
LaVone Simmons	2017-07-01	Perinatologist - Maternal-Fetal Specialists Healthcare 2015-05-01
James McCain	2018-06-01	Synerworx Executive Leadership 2014-09-01
Ken Raessler	2017-07-01	Reddington Fairview Hospital Physician 2016-11-01

20% Holders
The following information has been provided by the Company as true and correct regarding each person who owns twenty percent (20%) or more of the Company's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	Class of Securities	Number Held	% of Voting Power
Claudia Raessler	Common Units	4500	50
Ken Raessler	Common	4500	50

The Company has confirmed that the information above is accurate for the period spanning 120 days prior to the date of filing of this Material. For any calculation above of total voting power, all securities are included for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned." For any calculation of outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities converted.

Related Party Transactions

The Company has confirmed that there are no related party transactions. This representation covers all the proposed transactions occurring in the Company's last fiscal year. As used here, the term "related party" includes: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons.   As used here, the term "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

PROCEDURE FOR PURCHASING SECURITIES

Minimum Commitment and Closing Date

To participate in this Offering, each investor must purchase securities in a minimum dollar amount equal to $200 .   The securities are being offered until [Tue Nov 13 2018 15:54:19], unless notice is provided to investors at least five (5) business days prior to any change in such date. The Company reserves the right to change the closing date with such notice and with a minimum twenty-one (21) day period in which to carry out the offering.

Account Opening Requirement

If a potential investor is interested in participating in the Offering, such investor must first open an account with the Intermediary by registering at www.GrowthFountain.com. During such registration process, the Intermediary may request financial information to determine investor's eligibility and may require the acceptance of certain terms and conditions applicable to investor's use of the Platform. In addition, prior to communicating any investment commitment, each investor must (a) consent to electronic delivery of materials, (b) provide a representation that such investor has reviewed the educational material available from the Intermediary delivered pursuant to Rule 302 of Regulation Crowdfunding, (c) provide a representation that such investor understands that the entire investment amount may be lost and that such investor could bear such loss, (d) complete a questionnaire demonstrating such investor's understanding that there are limitations on cancelling an investment commitment and that it may be difficult to resell securities acquired in this Offering. Each potential investor is subject to investment limitations established by the Securities Act (15 USC 77d(a)(6)(B)) and Regulation Crowdfunding (17 CFR 227.100(a)(2)).

Offering Process After Registration
Each Offering is listed on the Platform for a minimum of twenty-one (21) days and the Offering period may extend beyond such twenty-one days if set forth in the Material or each investor is properly notified. During that period (or later if the investor is notified of a change), the Company must aggregate investor commitments that are equal to or greater than the Offering minimum target amount. The process generally involves the following steps: (1) an investor registered on the Platform identifies a desired offering and communicates an investment commitment to purchase securities in such offering by completing a subscription agreement; (2) the Intermediary confirms the investor's eligibility to participate in the Offering; (3) the investor transfers the funds required to purchase the offered securities to the Intermediary's designated third-party FDIC insured depository (4) once the targeted minimum offering amount is achieved or exceeded through investor commitments collectively, the issuer would be able to close the transaction on the original target closing date or an earlier date with at least five business days prior notice to the investors; and (5) the subscription agreement will be countersigned by the issuer; and (6) the funds would be released by the third-party depository to the issuer, less any required fees sent to the Intermediary, and the issuer would issue the securities to the investor.

Multiple Closings
If the Company reached the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

506(c) Offering

The Company reserves the right to conduct a Rule 506(c) Offering during or after the Regulation Crowdfunding Offering.

Method for Investor Cancellation of a Commitment

Investors may cancel an investment commitment at any time up until forty-eight (48) hours prior to the applicable closing date. The process for any such cancellation is for the investor to log onto the Platform and indicate a cancellation by selecting such option in connection with the applicable offering once they have logged into their account and accessed their investor dashboard. With respect to specific scenarios: (1) if the target minimum offering amount is not met prior to the target closing date, then the Intermediary will automatically cancel all investment commitments and notify each investor of the return of their respective funds, (2) if the issuer reaches the target minimum offering amount prior to the deadline identified in the offering materials, then it may close the offering early (if it provides notice about the new offering deadline at least five business days prior to such new offering deadline) provided that the investor would be able to cancel the investment commitment before the 48-hour period prior to the new offering deadline, (3) if the issuer notifies the investor of a material change to an offering, then the investor must reconfirm their investment commitment after the material change is made to the offering, or such investor's investment commitment will be cancelled and the committed funds will be returned. In any situation where a return of investor commitments is triggered, such funds will be returned without any accrued interest and less any fees incurred.

Method for Delivering the Securities

The issuer will record all investments in book entry form so that no certificates would be delivered. The fully executed Subscription and Purchase Agreement relating to the Offering will serve as a written record of the transaction and will be available on the Platform via the investor dashboard. The investor will also receive email confirmation of the successful closing of the Offering, which will confirm the number of securities purchased and the amount paid. The delivery of the purchased securities and any payments or distributions relating thereto may be dependent and conditioned upon the investor providing correct and up-to-date contact and tax-related information, including without limitation, the following as requested: an up-to-date email delivery address, an up-to-date physical delivery address and an accurate social security number.

Use of Third Party Services

Each investor commitment made in connection with the completion of a Subscription Agreement will be held in a depository account maintained for the benefit of investors. The Intermediary will not hold any investor funds or issuer securities in connection with this Offering.

Use of Communication Channel

The Intermediary makes available on the Platform certain communication channels by which registered users can communicate with representatives of the Company. While any person can view the postings made within the communication channel, only registered users can post questions or comments. Investors have the opportunity to use the communication channels in connection with their evaluation of the securities in this Offering to support their diligence effort and to clarify any information provided in the Material. The Intermediary is not serving as an agent or representative of the Company in connection with the operation of the communication channels and is not providing any investment advice through the communication channels. All promoters and representatives of the Company participating in the communication channels on the Platform are required to disclose their relationship with the Company.

Intermediary Compensation

The Intermediary will be compensated a dollar amount equal to 6% of the total Offering amount if the Offering is successfully completed and closed. Such compensation is paid only if the Company's total Offering proceeds meet or exceed the target minimum offering amount indicated in this Material. Additionally, the Company reimburses the Intermediary for certain fees that the Intermediary passes through to the Company, such as the costs related to performing background checks and establishing an FBO Account. These fees are one-time fees and are not dependent on the success of the Offering. In total, the Intermediary will receive, directly or indirectly, a dollar amount equal to the sum of all the following: (a) a transaction fee equal to 6% of the total amount of monies raised in the Offering for the purchase of securities offered by the Company, payable upon success, (b) a registration and processing fee equal to $500 payable upon registration, and (c) a participation fee equal to $10 committed to by the investor. Participation fees that are attributable to each investor are not included in any calculation of total Offering amount.

Conditional Commitment

Purchase of the securities offered in this Offering shall be made pursuant to the execution of a Subscription Agreement available on the Platform, which contains, among other things, certain representations, warranties and covenants. The Company must secure investor commitments that equal or exceed the minimum target amount for the Offering prior to the applicable closing date, or the Offering will be canceled and investor funds committed in connection with the Offering will be returned. An investor commitment is conditional after being made, but only up until the time that is 48 hours before the applicable closing date. For the 48-hour period prior to the applicable closing date, investor commitments may not be cancelled by the investor but in certain circumstances may still be returned (e.g. if the target minimum amount is not met). As a reminder, investors are required to reconfirm their investment commitment after receiving notice of a material change to the Offering. If an investor takes no action to reconfirm the investment commitment after the Company notifies the investor of a material change, the commitment will be cancelled and funds relating to that Offering returned, less any fees incurred, without any accrued interest.

Jurisdictional Coverage
Jurisdictions in which the issuer intends to offer the securities include the following: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VA, VT, WA, WV, WI, WY, PR, GU, VI, NMI, AS
Canadian Jurisdictions: AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, Canada [Federal Level]

CAPITAL STRUCTURE OF THE ISSUER

Description of the Issuer's Existing Securities
The outstanding and authorized amounts of the Company's existing securities are identified in the table below. Please note that the Company has indicated that this table includes (a) all instruments that could convert into securities such as convertible debt, (b) securities that are reserved for issuance upon exercise or conversion such as an option plan and (c) any other instruments that could be expected to impact the capitalization of the Company.

Class of Security	# Authorized	# Outstanding	Voting Rights
Preferred Units - Class A	$420,000	$300,000	Yes
Common Units, Class B	$2,000,000	$1,600,000	Yes

Description of Securities, Material Terms and Other Rights:

Preferred Units - Class A : In July, 2017 the Company authorized 18 Class A, Preferred Units. Of the 18 authorized, 12 were sold and are outstanding at a value of $25,000 per Unit. The remainder are authorized, but unissued at the time of this offering.   The preferred units have anti-dilution protections; limited voting rights in a scenario where the Class A Unit holder is adversely and materially affected; a liquidation event and/or an increase in indebtedness in excess of $1.2 million. Class A Units have distribution rights in preference to holders of common stock.

Common Units, Class B : This is a member formed limited liability company with 10,000 common units authorized and 8000 outstanding. The common units are voting and currently represent a fair market an estimated fair market value of $1,600,000 based on the discounted cash flow valuation shown in the offering

DESCRIPTION OF SECURITIES OFFERED

General Terms

The type of security being offered is non-voting shares of our common stock. This means purchasers of the Shares will have no voting rights whatsoever. Each investor is responsible for understanding the Company's governing documents and can use the communication channels on the Platform to request clarification or additional information.

Common Stock

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Common Stock set forth in the Company's charter documents as well as the terms of the Subscription Agreement. The securities in this Offering are non-voting common stock. Dividends upon the capital stock of the Company, if any, subject to the provisions of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. The Company does not anticipate issuing any dividends in the near term.

Voting Rights and Limitations

The Shares have no voting rights and will be excluded from all voting. Additionally, the Shares have no liquidation or preference rights. The rights of shareholders may be modified by a change to the Company's governing documents.

Restrictions on Transfer of Shares

Consistent with Subpart E of Regulation Crowdfunding (17 CFR 501), securities issued in this Offering pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to a limited group including (a) to the Company, (b) to an accredited investor, (c) as part of an offering registered with the SEC, or (d) to a family member, trust or equivalent. In connection with any participation in this Offering, each potential investor may be required to agree not to dispose of or otherwise sell or transfer any of the Shares, until there is in effect a registration statement under the Securities Act covering such proposed disposition or if such disposition will not require registration under the Securities Act.

Distinguishing the Securities

Ability of one class of security to materially limit, dilute or qualify the rights of another class: This is an offering of non-voting common units in a limited liability company, (the legal equivalent to shares). The co-founders will continue to hold a majority interest in voting, common units. in addition to the voting, common units, the Company authorized in July, 2016 a sale of preferred units. The preferred units are held by two outside investors, one of whom is a family member. The preferred units represent approximately 25.2% of the current pre-money valuation of the Company. These units are not subject to "dilution" by subsequent sales of units and in the case of closure of the Company would have preferred payment rights. In contrast to the common units, however, a preferred unit was sold at a market value of $25,000 per unit.
Ability for the rights of the securities being offered to be modified:

It is unlikely the terms of the non-voting common units will be modified. If they were, it would be by voting shareholder consensus.

Any additional risks:

An additional issuance of units could potentially dilute the value of both the non-voting and voting common units. The current valuation is premised, however, on the sale of 20% of the remaining current value. This offering represents a sale of an approximate 4% interest.

In the Company's operating agreement, the Company has a right of first refusal as to the potential re-sale of any units.

Although we cannot preclude the possibility of a sale of of the Company and/or its assets, the objective is to build revenues and residual value within the Company over the next 3 to 5 years.

The Company does not contemplate transactions with related parties.

Valuation of the Securities

The offering price of the securities in this Offering has been established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934 and have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their Shares, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted by law and the ability to transfer and interests in the Shares is severely limited.

Method by which the offered securities are valued:

I Used the Established Business Valuation Calculator for Reference

USE OF PROCEEDS

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The actual use of proceeds of this Offering is subject to the discretion of management and the board of directors, and may include general corporate purposes.

Proceeds from this equity raise will be used in three primary areas:

a. Strengthening operations expertise - specifically integration of technology (Spectrophotometer)

b. Acquiring raw materials for production of in-house product Paternayan Yarns and development of web-based affiliate/direct sale program.

c. Support expansion of company's business development activities.

The following table reflects our anticipated estimated use of proceeds:

Category	MINIMUM RAISE ACHIEVED		MAXIMUM RAISE ACHIEVED	
	Estimated Dollar Amount	Percentage of Proceeds	Estimated Dollar Amount	Percentage of Proceeds
Total Proceeds	$30,000		$100,000	
Commissions and Broker Expenses	1800	6.00%	6000	6.00%
Misc. Offering Costs (Legal)	$1,200	4.00%	$2,000	2.00%
Misc. Offering Costs (Marketing)	$1,250	4.17%	$2,500	2.50%
Misc. Offering Costs (Admin)	$500	1.67%	$1,060	1.06%
Less: Offering Expenses	$4,750	15.83%	$11,560	11.56%
Salaries, Benefits and Wages	$6,000	20.00%	$18,000	18.00%
Product Development	$11,100	37.00%	$42,000	42.00%
Marketing	$900	3.00%	$2,500	2.50%
Operations (Data, Hosting, Fees)	$7,000	23.33%	$22,940	22.94%

| Travel, Conferences and Events | $250 | 0.83% | $3,000 | 3.00% |
| **Total Use of Net Proceeds** | $25,250 | 84.17% | $88,440 | 88.44% |

FINANCIAL CONDITION

References to the future financial condition of the Company may contain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Material. For purposes of this section, any reference to the Company includes its predecessors, if any. The Company's actual results may differ materially from those discussed herein.

Prior Operating History
The following describes the operating history of the issuer with a focus on whether historical results and cash flows are representative of what investors should expect in the future.

	Most Recent Fiscal Year End	**Prior Fiscal Year End**
Total Assets	$809,267	$820,407
Cash & Cash Equivalents	$231	$-30,799

Accounts Receivable	$14,318	$22,047
Short-term Debt	$448,894	$357,847
Long-term Debt	$1,265,593	$1,346,186
Revenues/Sales	$887,572	$869,229
Cost of Goods Sold	$823,443	$717,305
Total income	$-,593,736	$-,783,734
Tabable income	$0	$0
Total tax	$0	$0

Results of Operations

The following is a description of the financial condition of the Company, including any items that have had a material impact on the Company, for each year when financial statements are provided. This discussion also includes an identification of any known material changes or trends in the financial condition and results of operations of the Company during any time period subsequent to the period for which financial statements are provided.

The owners of Maine Dye & Textiles continue to make the investments required to realize their Vision of developing a commissioned dyehouse that will be at the forefront of technology and service to the growing Textile Industry in the USA.

They have marshaled both debt and equity to furnish the Capital to allow Maine Dye to grow in capability to the position it is in today...a unique dyehouse offering both the natural and synthetic yarn Markets unparalleled quality and service.

This is the type of quality and service that will support the re-shoring of American jobs in the Textile Industry as they move back from China and India.

From 2012 through June 2018 Claudia and Ken Raessler have invested over $1.35 million in cash and another $300,000 in time as Claudia worked as Managing Director without adequate compensation for her time.

In addition, their Daughter, Ms. Simmons, has invested $100,000 in cash making this truly a family owned and financed business.

Material Indebtedness
The Company has indicated that it currently has outstanding material indebtedness. The general terms of the Company's current and outstanding indebtedness are reflected of the following table:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Material Terms
Bangor Savings Bank	$245,207	5 %	2023-12-31	SBA Guarantee
BSAEDC	$473,877	7 %	2026-06-01	Economic Development Loan - job creation criteria
Coastal Enterprise	$144,860	7 %	2026-04-01	Economic Development - job creation criteria
Maine Technology Institute	$223,000	1 %	2026-12-31	Loan Criteria - a finding of new technology to the State of Maine

Previous Issuer Offerings
The Company has indicated that it has not conducted any prior exempt offerings in the past three years.

Financial Statements
The issuer's financial statements are attached as Exhibit B.
For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal

year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

CROWDFUNDING RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information
There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder
Purchasers of a minority ownership have risks relating to limited control, limited information and limited rights. Minority owners have no control over the marketability and value of their purchased securities and they may be required to hold onto their minority ownership

position for an indefinite period. Additionally, minority owners must address the following risks:

Minority owners have no right to participate in any management decisions of the Company or the day-to-day operations. There is the risk that the majority owners make decisions or take actions that a minority owner thinks is bad for the Company. A minority owner has limited ability to influence the governance and operations of a Company.

Minority owners have limited rights to information beyond those filings that are required by law to be made available. There is the risk that minority owners may be denied immediate information about the Company's performance or corporate affairs.

Minority owners have limited rights, if any, to demand current distributions from an operating business. Majority owners likely have the right and power to avoid making any distributions of profits at their discretion. There is also the risk that the management of the Company pursues a spending plan that causes the Company not to generate any profits to be distributed.

Minority owners have limited rights, if any, to have their interest bought out. There is the risk that a minority owner will want to sell their interest and they will have no right to force the Company to buy them out. There will also be liquidity risk if there is no secondary market for the Company's securities.

Minority owners have limited input into fundamental corporate changes such as sale of the Company. There is a risk that a sale could be structured in a way to avoid certain payouts to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Minority owners may have interests that are different than shareholder-officers or shareholders that are part of the management team of the Company. There is the risk that minority owners perceive a conflict of interest if, for example, the managers that are shareholders receive a significant raise. Additionally, there is the risk that a minority owner will want to remove a manager or board member but have no independent power to do so.

Risks Regarding Corporate Actions

The Company may take certain corporate actions that could impact investors that purchase the Shares.

Regarding the additional issuances of securities, there is the risk that an investor has their ownership percentage diluted if, for example, the Company decides to raise additional amounts in the future. There is also the risk that an investor is excluded from the opportunity to participate in future fund-raising so that they are unable to maintain their ownership percentage.

Regarding the authorization of new securities with different rights, there is the risk that a future investor is able to obtain rights that are superior to the rights afforded to the purchasers of the security available in this offering.

To the extent that there is ever an offer to repurchase the Shares by the Company, there is the risk that investors may feel pressured to sell their Shares to the Company without fully participating in or capturing the potential increase in value of such Shares.

Regarding a sale of the Company or of assets of the Company, there is the risk that any such transaction fails to maximize the value of the Company's securities. The investor will be required to rely on the business judgement of the management team and the Board of Directors of the Company so there can be no guarantee that the investor will receive the full market value of their Shares

Regarding transactions with related parties, there is the risk that the Company is placed in a position that creates the possibility of a conflict of interest. The Company may choose to participate in transactions with affiliates and related persons, with limited disclosure required to investors.

Risks from an Investment in Securities

This Offering is being made on a conditional basis with no minimum number of Shares guaranteed to be sold. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company.

The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with an intention to resell or distribute. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. There is currently no public market for the Company's securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

Risks from Uncertain Capital Needs

The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

Risks from Relying on an Exemption from Registration

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

There is a limited market for the Company's product or services.

The market and demand for textiles and dye services is large. Regardless, successful domestic programs must target niche and high value added products which is a smaller market.   A principal competitor and a less than perfect alternative is dyed synthetics that are solution dyed and primarily done outside of the U.S.   Solution dyed requires manufacturers to purchase in volume often exceeding their current inventory needs. Solution dyeing also requires the purchase of large volumes in limited colors, creating an inventory burden on small and medium-sized manufacturers. There is no assurance, however that market factors won't change and the demand for Dyehouse type services could be negatively impacted and replaced with a less costly, non-domestic product.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Dyehouse customers typically sell products into a demanding and changing retail environment. Dye services and the profit margin in manufacturing is price sensitive and volume dependent and, as a result, it is important to understand the changing market dynamics. The ability to support new product development is key.   Small dyehouses have limited capacity to support research and development

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in the industries we serve.

Our operating results, business and financial condition could be significantly harmed by such factors as an extended economic downturn requiring sourcing of less expensive materials, changes in government policy and/or the regulatory climate. Cyclic factors are less of a problem since we do both natural fiber and synthetic yarns which have differing cyclical rates.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. The Dyehouse has been in business for six years and is continuing to establish itself in the market. Obtaining new clients is critical to its business model and financial growth. Expansion of production needs to target a client base and demand for services resulting in a 24 hour operation 6-7 days a week. It is possible that it may take longer to build out this client base than anticipated in the Business Plan.   Solution dyed yarns also are beginning to offer lower prices than dyed yarns, but due to the limited color availability and large volumes required, it has not yet created an issue.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors. In manufacturing, this level of control over the end product can be difficult to achieve. If our customers are not satisfied, our reputation and customer loyalty could be negatively affected.

Our business can be negatively affected if a customer does not understand the manufacturing process

Textile manufacturing is a multi-step, complex process requiring cooperation and the meeting of deadlines between participants in a customer's supply chain. Failing to understand and manage the supply chain could place the Dyehouse at risk in meeting the customer's production demands. This would potentially result in a disruption to the customer's production and an unsatisfactory outcome.

Our business relies upon yarn supplied by our customers

Occasionally, especially on the natural fiber side, the spinning mills are unable to meet their deadlines resulting in delayed shipments to us for dyeing. Should a mill close, there could be a 2-4 month delay in us receiving their yarn for dye services. Fortunately, most of our large clients maintain a significant inventory of yarn in stock at our facility

Our business currently relies on a relatively small customer base

We have 4 large synthetic dye customers and approximately 40 natural fiber dye customers. We need to increase our synthetic fiber customer base as the dye process for synthetics requires less natural resources and fewer employee FTE's. Increased funding will result in us being able to expand our synthetic business. Failure to do this will result in declining income and less predictability

FINANCIAL RISK FACTORS

The amount of capital the Company is attempting to raise in the Offering is not enough to sustain the Company's current business plan.

In order to achieve the Dyehouse's long-term goals, it may need to raise additional working capital in the short term and financing for capital improvements to meet their production and environmental objectives. There is no guarantee the Dyehouse will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

Our company may need additional funding in the future, which may not be available.

It is possible there will instances where Dyehouse operations may require additional capital sooner than currently anticipated. If the Dyehouse is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future development; limit the ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The working capital requirements may significantly vary from those currently anticipated.

Our company may be required to take on debt which could result in limitations on our business.

In acquiring new equipment, the principal owners have incurred a high level of indebtedness that must be paid back. A portion of Dyehouse cash flow is dedicated to the repayment of principal and interest on such indebtedness. Typical loan agreements also contain restrictive covenants, which can impair the Company's operating flexibility. Such loan agreements also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

The Company has prepared only unaudited financial statements in connection with this offering, which may not be reliable.

In addition to the unaudited financial statement presented, we prepare financial statements on a periodic basis. The financial data presented has not been audited or reviewed. In preparing the financial statements, we have made certain assumptions concerning our business and the market which may not be accurate. Investors are encouraged to review any statements with an independent accountant and should not invest if they believe that they have insufficient information.

The Company's future revenue goals are unpredictable and may fluctuate.

The Dyehouse has forecasted its capitalization requirements based on sales goals and cost containment measures; any changes to these forecasts could make it difficult to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Dyehouse's financial condition. This could put the investor at risk of losing their investment.

Our operating costs are unpredictable and our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs and the supplies necessary to provide our services would likely negatively impact our operating income and could undermine our ability to grow our business.Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance.

The Dyehouse has been required to take on debt to acquire new equipment and improved space

The Dyehouuse has incurred debt to fund its start up operations and purchase of new technology.
This indebtedness requires a portion of its cash flow to be dedicated to the payment of principal and interest on such indebtedness. Our loan agreements provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a

loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of investors in the Dyehouse. A judgment creditor would have the right to foreclose on any of the Dyehouse assets resulting in a material adverse effect on the Dyehouose's business, operating results or financial condition.

OPERATIONAL RISK FACTORS

We have a limited operating history upon which you can evaluate our performance.

We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with young companies. The likelihood of an on-going viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a manufacturing operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base.

We plan to implement new lines of business or offer new products and service.

In developing and marketing new lines of business and/or new products and services, we will have to decide how to invest, the time factor and resources required. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

COMPETITIVE RISK FACTORS

The development and commercialization of our services is highly competitive.

Many of our competitors have significantly greater financial, technical and human resources than we have. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position. Since we serve smaller production facilities and offer unique, timely delivery we have been referred customers from the larger facilities.

Many of our competitors have greater brand recognition and more extensive resources.

Although most of our competitors have a longer business history, their provision of commercial dye services is often mixed in with dye services they provide for their own products. This can result in production delays, higher minimums and fewer services to smaller customers. We have been able to maintain competitive pricing in this environment as the small batch sizes are done at premium pricing. Large competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities and devote greater resources to marketing and sale of their offerings. These competitors may limit our opportunity to acquire customers and facilitate business arrangements. There is no certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment. Again, however, we are targeting a different market than most large dye facilities

The Company may not be able to create and maintain a competitive advantage.

The demand for our products or services may change and we may have difficulty maintaining a competitive advantage within our market. The Company's success could depend on the ability of management to respond to changing situations, standards and customer needs on a timely and cost-effective basis. In addition, any failure by the management to anticipate or respond adequately to changes in customer preferences and demand could have a material adverse effect on our financial condition, operating results and cash flow.

New competitors may enter our market in a manner that could make it difficult to differentiate our Company.

While the Company is aware of certain competitors in the market, there is the possibility that new competitors may enter and that they may be better funded. This, however, is a very expensive step in a market with low profitability. To the extent that the market becomes more crowded, this may make it more difficult for us to differentiate our value proposition or to get in front of right partners and customers. It may be difficult to compete with new entrants if there is pricing pressure or changes in market demand.   The Company may also have a hard time competing against companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets.

PERSONNEL AND THIRD PARTY RISK FACTORS

Our company may be unable to retain senior personnel.

We believe that our success will depend on the continued employment of our senior management and key personnel. Understanding costing in manufacturing and production cycles are key. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk.

In order for the Company to compete and grow, it must attract, recruit and develop the new personnel who have the needed experience.

The technical expertise required for dyeing is unique and requires knowledge of a number of diverse areas. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Although dependent on certain key personnel, the Company does not have any life insurance policies on any such individuals.

While the Company is dependent on key personnel in order to conduct its operations and execute its business plan, the Company has not been able to purchase any insurance policies with respect to the death or disability of key individuals. Therefore, in the event that certain of the Company's employees die or become disabled, the Company will not receive any insurance proceeds as compensation for such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company relies on third-parties over which the Company has little control; third party failures could negatively affect the Company's business.

While the Company intends to implement rigorous standards in selecting third party relationships and vendors, if a third-party fails to meet its obligations or provide the products or services required by the Company, the Company's operations and reputation may suffer. Similarly, if pricing through a third party changes, pricing changes would potentially impact the process.

LEGAL AND REGULATORY RISK FACTORS

We rely on various intellectual property rights in order to operate our business and these rights may be challenged.

The Company's current intellectual property rights involve two areas: dye formulas and a trademarked line of yarn. The formulas are treated as proprietary to the Company and managed accordingly. Products carry trademarks are legally protected. The steps that the Company has taken to maintain and protect its intellectual property, however, may not prevent it from being challenged, invalidated or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Company's competitive position and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding future intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all. This could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

A sizable proportion of the products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. A failure to maintain or renew necessary permits, licenses or approvals, or a finding of noncompliance or concerns over noncompliance could result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

There is risk associated with the Company's indemnification of affiliated parties.

Our Directors and executive officers are, in the absence of negligence or wrong doing, relieved of liability to the Company or our investors for monetary damages for conduct as Directors and executive officers. It is possible we may also enter into specific indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing investors from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. The indemnification obligations of the Company could be payable from the assets of the Company. Currently the Company carries general liability insurance, but does not have coverage specific to Directors and Officers.

MISCELLANEOUS RISK FACTORS

Technology risks

Equipment companies are slowly but constantly upgrading their equipment offerings. While we have some of the latest winding and dyeing equipment, we also have some older equipment that is technologically out of date and could be replaced with similar, more efficient machines reducing energy consumption and water usage. Future technology, including waterless dyeing would be a major advantage but would be too expensive to incorporate in our small company. Also, should a competitive dyeing process offer brighter colors, smaller volumes and consistently lower pricing, we could be forced out of a market segment important to our current and future development.

ELIGIBILITY INFORMATION

General Eligibility
The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering.
The issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
The issuer has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required).
The issuer is *not* ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
The issuer is *not* subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

The issuer is *not* an investment company registered or required to be registered under the Investment Company Act of 1940

The issuer is *not* a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Filing Eligibility

The Company has certified that neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

No Disqualifications

The Company has reviewed the statements below relating to Rule 503(a) of Regulation Crowdfunding. **The Company understands that if any of these statements are NOT true, then the Company is NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

When reviewing the statements below, the Company has evaluated whether these statements are applicable to the Company and has also evaluated whether the statements apply to: any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor (collectively, each of the aforementioned are referred to as an " Covered Person ").

(1) The Company has confirmed that no Covered Person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) The Company has confirmed that no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) The Company has confirmed that no Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer;

at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking; or

at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities; or

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

For purposes of the statement above, the term "final order" means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(4) The Company has confirmed that no Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

places limitations on the activities, functions or operations of such person; or

bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) The Company has confirmed that no Covered Person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or
Section 5 of the Securities Act.
(6) The Company has confirmed that no Covered Person is or has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

Maine Dye & Textiles as Issuer
(7) The Company has confirmed that no Covered Person filed, or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.
(8) The Company has confirmed that no Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

OTHER MATTERS

Additional Material Disclosure
The issuer has opted to include the following information that may be deemed material to investors in connection with this offering. The issuer is also providing the following

information to reduce the possibility that any of the required statements are misleading, in light of the circumstances under which they are made.
None

To the extent the issuer has made certain information available to investors in a format, media or other means not able to be reflected in text or portable document format, a description of such material is provided as follows:
None

REPORTING OBLIGATIONS

End of Reporting Requirement
The issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). The issuer must continue to comply with the ongoing reporting requirements until one of the following conditions is met:
the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000;
the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

Location of Annual Report
The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at:
http://www.mainedye.com This will remain the location for future annual reports by the issuer unless an investor is notified otherwise.







EXHIBIT A: BUSINESS PLAN

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June 2018...iles.pdf

Maine Dye & Textiles as Issuer

EXHIBIT B: FINANCIAL STATEMENTS for most recent fiscal year

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Complete ...tion.pdf

EXHIBIT B: FINANCIAL STATEMENTS for prior fiscal year

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Complete ...tion.pdf

Maine Dye & Textiles as Issuer

EXHIBIT C: BIOGRAPHIES

Employment information from previous employers over the last three years for each of the Company's officers is as follows:
Previously held positions with the issuer

Position	Start Date of Service	End Date of Service
Managing Director	2015-01-01	2018-04-01
James McCain		

Employer	Principal Business	Responsibilities	Start Date	End Date
Synerworx	Executive Leadership	Leadership	2014-09-01	Current
Ken Raessler				

Employer	Principal Business	Responsibilities	Start Date	End Date
Spectrum Medical Group	Medical Practice	Physician	1990-01-01	Current

Employment information from previous employers over the last three years for each of the Company's directors is as follows:

Position	Start Date of Service	End Date of Service
Managing Director	2015-01-01	2018-04-01
James McCain		

Employer	Principal Business	Responsibilities	Start Date	End Date
Synerworx	Executive Leadership	Leadership	2014-09-01	
Ken Raessler				

Employer	Principal Business	Responsibilities	Start Date	End Date
Spectrum Medical Group	Medical Practice	Physician	1990-01-01	

Maine Dye & Textiles as Issuer